EXHIBIT 5.1

Opinion of Paul, Hastings, Janofsky & Walker, LLP

August 1, 2007

Board of Directors

Sciele Pharma, Inc.

5 Concourse Parkway, Suite 1800

Atlanta, Georgia 30328

Re:                 Registration Statement on Form S-8

Dear Board Members:

We have acted as counsel to Sciele Pharma, Inc. (the “Company”) in connection with the preparation of the Registration Statement on Form S-8 filed with the Securities and Exchange Commission (the “Registration Statement”) under the Securities Act of 1933, as amended, relating to 2,200,000 shares (and associated participation interests) of common stock, par value $.001 per share (the “Common Stock”) of the Company which may be issued pursuant to the Company’s 2007 Stock Incentive Plan, as such numbers of shares may be increased in accordance with said plan in the event of a merger, consolidation, reorganization, liquidation, recapitalization, stock dividend, stock split, or similar event involving the Registrant. You have requested the opinion of this firm with respect to certain legal aspects of the proposed offering.

We have examined such documents, records and matters of law as we have deemed necessary for purposes of this opinion and based thereon, we are of the opinion that the Common Stock when issued pursuant to and in accordance with the terms of the Plan will be legally issued, fully paid, and nonassessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-8.

Sincerely,

/s/ W. Tinley Anderson, III
W. Tinley Anderson, III, Esq.
of Paul, Hastings, Janofsky & Walker LLP